October 2013 Pricing Sheet dated October 22, 2013 relating to Preliminary Terms No. 1,099 dated October 1, 2013 Registration Statement No. 333-178081 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in International Equities

Dual Directional Trigger PLUS Based on the iShares® MSCI Emerging Markets ETF due April 28, 2017
Trigger Performance Leveraged Upside SecuritiesSM
Principal at Risk Securities
PRICING TERMS – OCTOBER 22, 2013
Issuer:	Morgan Stanley
Maturity date:	April 28, 2017
Valuation date:	April 25, 2017, subject to postponement for non-trading days and certain market disruption events
Underlying shares:	Shares of the iShares® MSCI Emerging Markets ETF (the “Fund”)
Aggregate principal amount:	$1,709,000
Payment at maturity:
If the final share price is greater than the initial share price:
$10 + leveraged upside payment
In no event will this amount exceed the stated principal amount plus the maximum leveraged upside payment.
If the final share price is less than or equal to the initial share price but is greater than or equal to the trigger level:
$10 + ($10 x absolute share return)
In this scenario, you will receive a 1% positive return on the Trigger PLUS for each 1% negative return on the underlying shares.  In no event will this amount exceed the stated principal amount plus $2.00.
If the final share price is less than the trigger level:
$10 × share performance factor
This amount will be less than the stated principal amount of $10, and will represent a loss of at least 20%, and possibly all, of your investment.

Leveraged upside payment:	$10 x leverage factor x share percent change, subject to the maximum leveraged upside payment
Leverage factor:	200%
Share percent change:	(final share price – initial share price) / initial share price
Absolute share return:	The absolute value of the share percent change. For example, a –5% share percent change will equal a +5% absolute share return.
Share performance factor:	final share price / initial share price
Initial share price:	$43.66, which is the closing price of one underlying share on the pricing date
Final share price:	The closing price of one underlying share on the valuation date times the adjustment factor on such date
Adjustment factor:	1.0, subject to adjustment in the event of certain events affecting the underlying shares
Maximum leveraged upside payment:	$4.00 per Trigger PLUS (40% of the stated principal amount)
Trigger level:	$34.928, which is 80% of the initial share price
Stated principal amount / Issue price:	$10 per Trigger PLUS (see “Commissions and issue price” below)
Pricing date:	October 22, 2013
Original issue date:	November 5, 2013 (10 business days after the pricing date)
CUSIP / ISIN:	61762W257 / US61762W2576
Listing:	The Trigger PLUS will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Estimated value on the pricing date:	$9.663 per Trigger PLUS. See “Investment Summary” in the accompanying preliminary terms.
Commissions and issue price:	Price to public(1)	Agent’s commissions(1)(2)	Proceeds to issuer(3)
Per Trigger PLUS	$10.00	$0.30	$9.70
Total	$1,709,000	$51,270	$1,657,730
(1)
The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of Trigger PLUS purchased by that investor.  The lowest price payable by an investor is $9.90 per Trigger PLUS.  Please see “Syndicate Information” in the accompanying preliminary terms for further details.

(2)
Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $0.30 for each Trigger PLUS they sell.  For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement for PLUS.

(3)	See “Use of proceeds and hedging” in the accompanying preliminary terms.

The Trigger PLUS are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
You should read this document together with the preliminary terms describing the offering and the related product supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 1,099 dated October 1, 2013

Product Supplement for PLUS dated August 17, 2012      Index Supplement dated November 21, 2011Prospectus dated November 21, 2011

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.